Zentek Announces Sale of Corporate Court Office

Guelph, ON - April 17, 2025, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), announces that, as part of a strategic review of its portfolio and assets to support long-term business goals, it has entered into an agreement of purchase and sale (the "APS") dated April 15, 2025, for the sale of its property located at 24 Corporate Court, Guelph, ON N1G 5G5 (the "Property") which houses Zentek's corporate office and laboratory space.

Under the terms of the APS, the Buyer will pay the Company an aggregate purchase price of $2.5 million. The Company will lease back the Property from the Buyer until January 31, 2026, allowing for a transition period and uninterrupted operations. The Company does not anticipate any disruption to its day-to-day operations or staff as a result of the sale. Relocation planning beyond the leaseback period is currently underway and will be communicated at a later date.

Completion of the sale of the Property is expected to occur on or around May 15, 2025.

About Zentek Ltd.

Zentek is an ISO 13485:2016 certified intellectual property technology company focused on the research, development and commercialization of novel products seeking to give the Company's commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to significantly increase the bacterial and viral filtration efficiency for surgical masks and aims to do the same for HVAC (heating, ventilation, and air conditioning) systems. Zentek's ZenGUARD™ production facility is in Guelph, Ontario.

For further information:

Investorrelations@zentek.com

Ryan Shacklock

Senior VP, Strategy & Business Development

Email: rshacklock@zentek.com

Phone: 306-270-9610

To find out more about Zentek, please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on Zentek's SEDAR+ profile at http://www.sedarplus.ca/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.